THE MAINSTAY FUNDS

51 Madison Avenue

New York, NY 10010

December 20, 2013

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The MainStay Funds – File Nos. 811-04550/ 033-02610

Dear Sir or Madam:

Electronically transmitted for filing pursuant to Rule 485(a) is a Prospectus and Statement of Additional Information relating to Class R2 Shares of the MainStay Unconstrained Bond Fund, a series of The MainStay Funds, filed on Post-Effective Amendment No. 122 to Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 125 under the Investment Company Act of 1940, as amended.

No fee is required in connection with this filing. Please do not hesitate to contact Thomas Humbert at (973) 394-4505 if you have any questions regarding this filing.

Very truly yours,

/s/ Thomas C. Humbert
Thomas C. Humbert
Assistant Secretary